



FLAGSHIP
F I T N E S S ® INC.

"Leading Families to a Healthier Way of Living."





What Is Flagship Fitness?

- A multifaceted family lifestyle with comprehensive wellness and fitness programs

- An opportunity to appeal to the entire family, regardless of age, race, gender or income

- A Family Wellness and Fitness Resort

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."

What Makes Flagship Fitness So Great?

New and unique look on family-oriented fitness

Poised to benefit overall wellness and fitness for all types of families

Youth & Teen programs. Activities geared towards improving overall health and well-being, starting at a young age

A way to help communities economically, while raising a cherished health standard for every family's household

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."

Proposed Ramsey Flagship Fitness Site



Proposed Building Exterior



FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."





FLAGSHIP FITNESS® INC.

"Leading Families to a Healthier Way of Living."





"Leading Families to a Healthier Way of Living."

Flagship Fitness Offerings



Flagship Day Spa

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Flagship Cafe

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Indoor Aquatics

FLAGSHIP
FITNESS INC.
"Leading Families to a Healthier Way of Living."



Racquet Ball

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Family Cardio Arcade

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Gymnasium

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."

  

Wellness & Comprehensive Education Seminars

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Personal Training Services

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."

Weight / Cardio Floor

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."



Flagship Spin Club

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."



Group Fitness Studios



Tai Chi

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."



Yoga / Hot Yoga

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Flagship Mind & Body Pilates

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Ballet / Aerobic Studios

www.FlagshipFitness.com   Page 23

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."

Locker Rooms

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Daycare

FLAGSHIP FITNESS ® INC.

"Leading Families to a Healthier Way of Living."

Before   **After**   **Before**   **After**






"UnFit Yet" Department

FLAGSHIP
FITNESS INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Profit

How Will Flagship Profit?

83% of the revenue comes from monthly Memberships:

    Single: *$64.95   Couple: *$102.95   Family: *$134.85

                    *Corporate Discount: 10%

17% is generated from in-center (ancillary) revenue:

    Day Spa

    Juice Bar

    Personal Training

    Other Group Activities




Medical Patient Rehabilitation:

    Insurance Money



FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."


"Leading Families to a Healthier Way of Living."

Cost of Acquisition

Cost of Acquisition

		Pre-Operation Campaign#1	Pre-Operation Campaign#2	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Budgeted	$375,000	$134,400	$155,000	$290,000	$205,000	$215,250	$226,013	$237,313	$249,179	$261,638
Grand Opening Expense				$86,000						
Number of Members		1,500	2,500	3,700	4,350	4,991	5,291	5,591	5,791	5,991
New Members Acquisition each Year		-	-	1,500	650	641	300	300	200	200
Attrition Rate	8.70%			322	378	434	460	486	504	521
Total New Member and Replacement of Attrition Memberships		1,500	1,000	1,822	1,028	1,075	760	786	704	721
Cost of Acquisition New Members		$89.60	$155.00	$159.17	$199.33	$200.14	$297.25	$301.76	$354.03	$362.76

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."


"Leading Families to a Healthier Way of Living."

Potential Demographics

Target Market



Demographics:

	3 Miles	5 Mile
Population	24,811	59,448
Household	8,500	21,657
Ave HH Income	$95,968	$87,074
Median HH Income	$84,377	$74,018

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."



Summary of Valuation

Summary of Valuation

Description	Quantity	Unit	SF	Business Value	Comments
Summary of Valuation					
Land Valuation					
8 Acres of Commercial Land	348,480	SF	$4.00	$1,393,920	Land Contributed by City of Ramsey
Facility Hard Cost Budget - Design Build Estimated Costs					
Design/Build Shell/ Interiors and Site	57,000	SF	$131.87	$7,516,371	Based on Flagship Projections
Indoor Pool	7,000	SF	$278.57	$1,950,000	Based on Reprise Architects
Parking Lot & Signage		SF	$5.76	$952,634	Based on Reprise Architects
Site Development Improvement				$1,374,611	Based on Reprise Architects
Road Sewer and Water				$30,000	Based on Flagship Projections
Contingency/ Construction Cost Escalation	10.00%			$1,182,362	Allowance for Contingency Cost
Permit Fees by City - SAC/WAC				$359,326	Based on Flagship Projections
Engineering, GC Field Costs	64,000	SF	$15.43	$987,272	Based on Flagship Projections
Design Architect	64,000	SF	$8.27	$529,000	Based on Reprise Architects
Construction Interest	5.00%			$470,000	Based on Flagship Projections
Equipment - Workout / Training Equipment				$1,000,000	Based on Flagship Projections
FF&E				$444,242	Based on Reprise Architects
Total Hard Costs				**$16,795,817**	
Related Soft Costs					
Flagship Pre-Operational Expenses				$680,000	Pre-opening Budget Expense/Fees
Flagship Operational Reserve Capital				$750,000	Based on Flagship Projections
Monetization Fees				$270,000	Cost to convert TIF into Cash / Fundraising Fees
Total Related Soft Costs				**$1,700,000**	
Additional Costs					
Closing Costs				$506,783	Standard Registrations & Fees
Total Additional Costs				**$506,783**	
Total Project Cost					
Total Project Cost	64,000	SF	$285.75	**$19,002,600**	Total Hard and Soft Costs
Pre-Financing Development Expenses					
Source of Funding					
Debt Financing				$15,796,520	Loan
Investment Funding				$1,700,000	Amount Needed to Cover Soft Costs (Not financeable)
City of Ramsey Contribution Fee *(Flagship Equity)*				$200,000	Discounted Permit Fees
City of Ramsey Contribution *(Flagship Equity)*				$1,306,080	Cash Contribution (TIF)
City of Ramsey Land Contribution *(Flagship Equity)*				$1,393,920	8 Acres of Land
Prior Project Costs - To Date *(Flagship Equity)*				$520,000	Already Paid by Owner
Total Source of Funding				**$19,216,520**	Loan + Equity

FLAGSHIP FITNESS INC.

"Leading Families to a Healthier Way of Living."



Market Demand Analysis

Market Demand Analysis

Sample Survey Questions:

10a. How interested would you be in purchasing a membership to a new family fitness center, within a 10-minute drive? (N=350)

10b. Would you want an individual or family membership?* (N=233)





SURVEY ANSWER	%		ADJUSTED HOUSEHOLD POPULATION (4.5-mile Radius)*		REALISTIC AMOUNT OF POTENTIAL NEW MEMBERSHIPS
Definitely Join	13%	x	12,994*	=	1,689
Probably Join	24%	x	12,994*	=	3,119
Maybe Join	31% (5%**)	x	12,994*	=	4,028 (649**)
TOTAL	68% (42%**)	x	12,994*	=	8,836 (5,457**)

The Actual Household Population in a 5-mile radius of the proposed site is 21,657. The "Adjusted Area Household Population" (12,994) is 40% less, for a conservative number, than the Actual Household Population (21,657).

**The management reduced expectations for the answer "Maybe join," by lowering the 31% to 5%.*

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Projected Income, Expenditures & EBITA

Projected Income, Expenditures & EBITA

Cash Flow Analysis

The following graph outlines the projected revenue, costs and cash flow for the first five years of operations. The range of profit grows from 10% to 29.5%, before taxes. The cash flow balance is projected to be $1,247,234 at the end of year one, building up to $9,668,230 at the end of year five.

	Year 1 ($)		Year 2 ($)		Year 3 ($)		Year 4 ($)		Year 5 ($)	
Revenue		5,326,675		6,944,386		8,241,874		9,171,781		10,050,250
Expenditures		3,607,974		4,701,386		5,341,789		5,633,809		6,005,736
EBITA		1,718,701		2,243,000		2,900,085		3,537,972		4,044,513
Minus EBITA		814,227		1,083,122		1,016,474		1,013,725		989,883
Net Income	10%	520,223	15.4%	1,067,457	21.7%	1,784,946	38.2%	2,428,528	29.5%	2,962,008
Taxes (30%)		156,067		320,237		535,484		827,558		888,602
Net Income After Tax	6.8%	364,156	10.8%	747,220	15.2%	1,249,462	17.5%	1,600,970	20.6%	2,073,406
Cash on Hand		1,247,234		2,440,211		4,147,880		6,650,898		9,668,230
Cash on Hand Minus Tax		1,091,167		2,119,974		3,612,396		5,823,340		8,779,628

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."

5 Year Income By Category

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Potential
Future Locations

Future Locations – Nation Wide



Ramsey, Minnesota

Woodbury, Minnesota

Maine

Cottage Grove, Minnesota

Ohio

Maryland

Illinois

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."





FLAGSHIP
F I T N E S S ®INC.

"Leading Families to a Healthier Way of Living."



